
SHINSEI BANK

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775

September 11, 2006


06017011

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated August 10, 2006 (Attached hereto as Exhibit A-1)
(2) Press release dated August 15, 2006 (Attached hereto as Exhibit A-2)
(3) Press release dated August 16, 2006 (Attached hereto as Exhibit A-3)
(4) Press release dated August 17, 2006 (Attached hereto as Exhibit A-4)
(5) Press release dated August 17, 2006 (Attached hereto as Exhibit A-5)
(6) Press release dated August 31, 2006 (Attached hereto as Exhibit A-6)

B. Japanese Language Documents

(1) Press release dated August 10, 2006
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated August 15, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated August 16, 2006
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated August 17, 2006
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated August 17, 2006
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated August 31, 2006
(English Translation attached hereto as Exhibit B-6, the same as A-6)

Dlw 9/21

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By [signature]
Name: Kazuko Noritomi
Title: General Manager
Investor Relations Division

INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Lowering Maximum Withdrawal Amount for Overseas ATMs

Tokyo (Thursday, August 10, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective October 1, 2006, it will lower the daily maximum withdrawal amount to 100,000 yen for using overseas ATMs with *PowerFlex* account cash cards, as a measure to increase the cash card security. This withdrawal limit amount is for overseas ATMs only. Customers will be able to lower the limit to any amount less than 100,000 yen at any Shinsei branch, Internet banking (Shinsei *PowerDirect*) or the Call Center (Shinsei *PowerCall*), if they so desire.

PowerFlex account cash card provides international cash service without any particular application procedure, and customers can withdraw local currencies at over 1 million overseas ATMs displaying the PLUS symbol, without any fee[1]. This service will bring convenience to our customers visiting abroad.

Daily Maximum Withdrawal Amount Changes through Partner Network ATMs

	Before Change	After Change (Effective Oct. 1, 2006)
Overseas Partner Network ATMs	Total initial daily limit : 500,000 yen (Changeable to a range of 0 yen to 2 million yen in units of 10,000 yen)	Initial daily limit : 100,000 yen (Changeable to a range of 0 yen to 100,000 yen in units of 10,000 yen)[2]
Domestic Partner Network ATMs		Initial daily limit : 500,000 yen (Changeable to a range of 0 yen to 2 million yen in units of 10,000 yen)

1. For the use of some ATMs, there will be fees charged by the financial institution.

2. Customers can pre-set the limit between 0 yen and 100,000 yen at any Shinsei branch, Internet banking (Shinsei *PowerDirect*) or the Call Center (Shinsei *PowerCall*), depending upon the customer's preference.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start New Services of *PowerSmart* Home Mortgage

—Start of "Interest Rate Option Service" and "Mix Loan Service"—

Tokyo (Tuesday, August 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced, effective August 15, 2006, it will start "Interest Rate Option Service" where customers taking out *PowerSmart* Home Mortgage Long-Term Fixed Rate Type loans are entitled to choose whichever is lower - the interest rate on the application date or on the contract date. This service allows customers to select the rate which is more advantageous.

Furthermore, effective August 15, 2006, the Bank will also start offering "Mix Loan Service," which allows customers to combine two home mortgage plans in different loan amounts. With this service, customers can better manage their repayments and have more financial flexibility through combining two long-term fixed products with different interest rate terms, or different types of products including fixed and floating rate products.

1. "Interest Rate Option Service"

"Interest Rate Option Service" allows customers who borrow long-term fixed rate home mortgages (with repayment periods of 20, 25, 30 or 35 years) to choose the lower interest rate between the interest rate at the time of application and contract. To apply for this service, contracts need to be closed by the end of the following month in which an application was made. Furthermore, the mortgages need to be taken out by the end of the following following month in which the contract was closed.

2. "Mix Loan Service"

"Mix Loan Service" allows customers to select two home mortgage plans from any of Shinsei Bank's *PowerSmart* Home Mortgage products. Customers can decide the loan amount and term (designated by Shinsei Bank) for each mortgage. SmartPayment service (automatic early repayment) and PowerPocket service (overdraft) are also available[1]. The handling fee covers both loans as one contract (as of August 15, 2006, 50,000 yen).

To apply for this service, the loan amount of the two mortgage plans need to be at least 5 million yen each and a minimum total of 10 million yen.

Shinsei Bank is aiming to bring an abundant lifestyle full of color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

1. SmartPayment service (automatic early repayment) is available for one of the loan plans. Customers may choose on which loan this function will operate.

   PowerPocket service (overdraft service) is available only for the loan with SmartPayment service. This service is not available for long-term fixed rate home mortgages (20, 25, 30 or 35 years).

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION 

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement Regarding Public Funds Repayment and Purchase of Shinsei Bank's Shares through ToSTNeT-2

Tokyo (Wednesday, August 16, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Bank has made a proposal to the Deposit Insurance Corporation of Japan ("DIC") through The Resolution and Collection Corporation ("RCC") for the sale of Common Shares of Shinsei Bank held by the RCC, through a market transaction that received approval today from the DIC.

Shinsei Bank also announced that in order to purchase those Common Shares in response to such a sale by the RCC, Shinsei Bank has determined the detailed manner of purchase based on the resolution by the Board of Directors of Shinsei Bank at the Board of Directors meeting held on July 31, 2006 to authorize a certain facility for the purchase of its Common Shares.

1. Repayment of Public Funds

    Shinsei Bank has proposed and obtained approval from the DIC for RCC's sale of Common Shares of Shinsei Bank through a market transaction. These Common Shares have been delivered in exchange for RCC's request for acquisition of Series 3 Class B Preferred Shares.

Number of Preferred Shares RCC requested Shinsei Bank to acquire:	300,000,000 shares
Date of request for acquisition made:	July 31, 2006
Number of Common Shares delivered in exchange for the request for acquisition:	200,033,338 shares

Shinsei Bank has obtained approval for the RCC to request Shinsei Bank to purchase 338 shares, the shares representing any fraction of one unit of shares, (*tangen-kabu*) pursuant to Article 192 of the Corporation Act.

2. Purchase of Shinsei Bank's Common Shares

Manner of purchase:	Shinsei Bank will place a purchase order at the closing price of 753 yen on the Tokyo Stock Exchange today (August 16, 2006) through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange to be effected at 8:45 a.m. on August 17, 2006. There will be no other change in the trading system or trading time, and such purchase order is only for that time.
Type of shares to be purchased:	Common Shares of Shinsei Bank
Total number of shares to be purchased:	200,033,000[1]

[1] Shinsei Bank may not purchase some or all of these shares depending on market conditions.

3. Announcement of the Result of Purchase

Shinsei Bank will announce the result of purchase after the close of the trade on August 17, 2006 at 8:45 a.m.

4. Reference Information

Details of the resolution for authorization of a certain facility for purchase of Shinsei Bank's Common Shares adopted at the meeting of the Board of Directors held on July 31, 2006

Type of shares to be purchased:	Common Shares of Shinsei Bank
Total number of shares to be purchased:	up to 201 million shares
Total amount of purchase price for shares:	up to ¥154 billion
Period during which Shinsei Bank's Common Shares can be purchased:	From August 1, 2006 until the time of conclusion of the 7th Shinsei Bank Annual General Meeting of Shareholders, expected to be held in June, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement Regarding Public Funds Repayment
Shinsei Bank Purchases Own Shares through ToSTNeT-2

Tokyo (Thursday, August 17, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today confirmed that, as announced on August 16, 2006, it has purchased its own shares as follows:

Type of shares purchased:	Common Shares of Shinsei Bank
Total number of shares purchased:	175,466,000 shares
Amount of purchase price:	¥753 per share
Total amount of purchase price:	¥132,125,898,000
Date of purchase:	August 17, 2006
Manner of purchase:	ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange

As announced on August 16, 2006, Shinsei Bank placed a purchase order for 200,033,000 shares through ToSTNeT-2 of the Tokyo Stock Exchange today (August 17, 2006). Due to additional orders for Shinsei Bank shares, placed through ToSTNet-2, our order resulted in the purchase of 175,466,000 shares as detailed above.

Details of the resolution for authorization of a certain facility for purchase of Shinsei Bank's Common Shares adopted at the meeting of the Board of Directors held on July 31, 2006

Type of shares to be purchased:	Common Shares of Shinsei Bank
Total number of shares to be purchased:	up to 201 million shares
Total amount of purchase price for shares:	up to ¥154 billion
Period during which Shinsei Bank's Common Shares can be purchased:	From July 31, 2006 to the closing of the 7th Annual Shareholder's Meeting, expected to be held in June , 2007

Shinsei Bank reiterates its commitment to both maintaining strong capital ratios and retaining the financial flexibility to approach the capital markets to support its growth plans. Shinsei Bank's target Tier 1 capital ratio remains at 7%-8% and the Bank also targets a share count reduction of at least 5%-6%.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Notice of Change in Holdings of Shinsei Bank Shares by Major Shareholder

Tokyo (Thursday, August 17, 2006) --- Please be informed that a change in the holdings of shares of Shinsei Bank, Limited ("Shinsei Bank") by a major shareholder (the "Change") has occurred as follows.

1. Reason for the Change

   The Change is associated with the sale by The Resolution and Collection Corporation ("RCC") of its holdings of Shinsei Bank Common Shares. These Common Shares were acquired on July 31, 2006 upon RCC's request for conversion of 300 million of Shinsei Bank Series 3 Class B Preferred Shares to Shinsei Bank Common Shares. The sale was executed using ToSTNeT-2 of the Tokyo Stock Exchange on August 17, 2006.

2. Details of the Change

   (1) Name of Shareholder of the Change

(i) Name	The Resolution and Collection Corporation ("RCC")
(ii) Address	46-1, Honcho 2-chome, Nakano-ku, Tokyo
(iii) Representative	Yoshihiko Okuno
(iv) Major business	Servicing (debt collection)

   (2) Number of Common Shares and Voting Rights Before and After the Change
   The Resolution and Collection Corporation ("RCC")

   (Before: as of July 31, 2006)
   Number of the voting rights (Number of common shares): 200,033 (200,033,338 shares)
   Ratio of the voting rights to total voting rights: 12.89%

   (After)
   Number of the voting rights (Number of common shares): NIL (0 shares)
   Ratio of the voting rights to total voting rights: 0%

   Note:
   Number of non-voting shares deducted from total outstanding common shares for calculating the ratio of the voting rights to total voting rights before the Change: 6,187,944 shares
   Number of total outstanding common shares as of August 17, 2006: 1,558,570,944 shares
   RCC has requested Shinsei Bank to purchase 338 shares, the shares representing any fraction of one unit of shares, (*tangen-kabu*) pursuant to Article 192 of the Corporation Act on August 16, 2006.

   (3) Date of Change
   August 17, 2006 (Expected settlement date: August 22, 2006)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Home Mortgage experts to expand to more branches

Tokyo (Thursday, August 31, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that from September 2006, it will increase the number of branches with home mortgage experts stationed to 18 branches, offering home mortgage customer service and consultation (transfers to be completed by October 2, 2006).

Personalized home mortgage consultation currently provided at 8 locations, Housing Loan Center Tokyo and 7 Shinsei Financial Centers will expand to 18 branches in total. With more customer contact points and a shortening of the application process, Shinsei Bank is determined to enhance a better customer experience overall.

Consequently, Housing Loan Center Tokyo will close on September 29, 2006. However, the Home Mortgage Call Center (Shinsei *PowerCall* 0120-456-515) is available for consulting 24 hours a day, 7 days a week.

Branches where home mortgage experts will be staffed.(As of October 2, 2006)

Area	Branch Name	Area	Branch Name
Tokyo	Head Office Financial Center	Kanagawa	Yokohama Financial Center
	Tokyo Financial Center*	Saitama	Omiya Financial Center
	Shinjuku Financial Center	Chiba	LaLaport Financial Center*
	Shibuya Financial Center*	Aichi	Nagoya Financial Center
	Shiodome SIO-SITE Financial Center*	Osaka	Umeda Financial Center
	Roppongi Hills Financial Center*		Umeda Platinum Center*
	Meguro Financial Center*	Hyogo	Kobe Financial Center*
	Futakotamagawa Financial Center*	Fukuoka	Fukuoka Financial Center
	Kichijoji Financial Center*		
	Hachioji Financial Center*		

* Branches with newly staffed home mortgage experts

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Lowering Maximum Withdrawal Amount for Overseas ATMs

Tokyo (Thursday, August 10, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective October 1, 2006, it will lower the daily maximum withdrawal amount to 100,000 yen for using overseas ATMs with *PowerFlex* account cash cards, as a measure to increase the cash card security. This withdrawal limit amount is for overseas ATMs only. Customers will be able to lower the limit to any amount less than 100,000 yen at any Shinsei branch, Internet banking (Shinsei *PowerDirect*) or the Call Center (Shinsei *PowerCall*), if they so desire.

PowerFlex account cash card provides international cash service without any particular application procedure, and customers can withdraw local currencies at over 1 million overseas ATMs displaying the PLUS symbol, without any fee[1]. This service will bring convenience to our customers visiting abroad.

Daily Maximum Withdrawal Amount Changes through Partner Network ATMs

	Before Change	After Change (Effective Oct. 1, 2006)
Overseas Partner Network ATMs	Total initial daily limit : 500,000 yen (Changeable to a range of 0 yen to 2 million yen in units of 10,000 yen)	Initial daily limit : 100,000 yen (Changeable to a range of 0 yen to 100,000 yen in units of 10,000 yen)[2]
Domestic Partner Network ATMs		Initial daily limit : 500,000 yen (Changeable to a range of 0 yen to 2 million yen in units of 10,000 yen)

1. For the use of some ATMs, there will be fees charged by the financial institution.

2. Customers can pre-set the limit between 0 yen and 100,000 yen at any Shinsei branch, Internet banking (Shinsei *PowerDirect*) or the Call Center (Shinsei *PowerCall*), depending upon the customer's preference.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start New Services of *PowerSmart* Home Mortgage

—Start of "Interest Rate Option Service" and "Mix Loan Service"—

Tokyo (Tuesday, August 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced, effective August 15, 2006, it will start "Interest Rate Option Service" where customers taking out *PowerSmart* Home Mortgage Long-Term Fixed Rate Type loans are entitled to choose whichever is lower - the interest rate on the application date or on the contract date. This service allows customers to select the rate which is more advantageous.

Furthermore, effective August 15, 2006, the Bank will also start offering "Mix Loan Service," which allows customers to combine two home mortgage plans in different loan amounts. With this service, customers can better manage their repayments and have more financial flexibility through combining two long-term fixed products with different interest rate terms, or different types of products including fixed and floating rate products.

1. "Interest Rate Option Service"

"Interest Rate Option Service" allows customers who borrow long-term fixed rate home mortgages (with repayment periods of 20, 25, 30 or 35 years) to choose the lower interest rate between the interest rate at the time of application and contract. To apply for this service, contracts need to be closed by the end of the following month in which an application was made. Furthermore, the mortgages need to be taken out by the end of the following following month in which the contract was closed.

2. "Mix Loan Service"

"Mix Loan Service" allows customers to select two home mortgage plans from any of Shinsei Bank's *PowerSmart* Home Mortgage products. Customers can decide the loan amount and term (designated by Shinsei Bank) for each mortgage. SmartPayment service (automatic early repayment) and PowerPocket service (overdraft) are also available[1]. The handling fee covers both loans as one contract (as of August 15, 2006, 50,000 yen).

To apply for this service, the loan amount of the two mortgage plans need to be at least 5 million yen each and a minimum total of 10 million yen.

Shinsei Bank is aiming to bring an abundant lifestyle full of color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

1. SmartPayment service (automatic early repayment) is available for one of the loan plans. Customers may choose on which loan this function will operate.

   PowerPocket service (overdraft service) is available only for the loan with SmartPayment service. This service is not available for long-term fixed rate home mortgages (20, 25, 30 or 35 years).

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement Regarding Public Funds Repayment and Purchase of Shinsei Bank's Shares through ToSTNeT-2

Tokyo (Wednesday, August 16, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Bank has made a proposal to the Deposit Insurance Corporation of Japan ("DIC") through The Resolution and Collection Corporation ("RCC") for the sale of Common Shares of Shinsei Bank held by the RCC, through a market transaction that received approval today from the DIC.

Shinsei Bank also announced that in order to purchase those Common Shares in response to such a sale by the RCC, Shinsei Bank has determined the detailed manner of purchase based on the resolution by the Board of Directors of Shinsei Bank at the Board of Directors meeting held on July 31, 2006 to authorize a certain facility for the purchase of its Common Shares.

1. Repayment of Public Funds

Shinsei Bank has proposed and obtained approval from the DIC for RCC's sale of Common Shares of Shinsei Bank through a market transaction. These Common Shares have been delivered in exchange for RCC's request for acquisition of Series 3 Class B Preferred Shares.

Number of Preferred Shares RCC requested Shinsei Bank to acquire:	300,000,000 shares
Date of request for acquisition made:	July 31, 2006
Number of Common Shares delivered in exchange for the request for acquisition:	200,033,338 shares

Shinsei Bank has obtained approval for the RCC to request Shinsei Bank to purchase 338 shares, the shares representing any fraction of one unit of shares, (*tangen-kabu*) pursuant to Article 192 of the Corporation Act.

2. Purchase of Shinsei Bank's Common Shares

Manner of purchase:	Shinsei Bank will place a purchase order at the closing price of 753 yen on the Tokyo Stock Exchange today (August 16, 2006) through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange to be effected at 8:45 a.m. on August 17, 2006. There will be no other change in the trading system or trading time, and such purchase order is only for that time.
Type of shares to be purchased:	Common Shares of Shinsei Bank
Total number of shares to be purchased:	200,033,000[1]

[1] Shinsei Bank may not purchase some or all of these shares depending on market conditions.

3. Announcement of the Result of Purchase

Shinsei Bank will announce the result of purchase after the close of the trade on August 17, 2006 at 8:45 a.m.

4. Reference Information

Details of the resolution for authorization of a certain facility for purchase of Shinsei Bank's Common Shares adopted at the meeting of the Board of Directors held on July 31, 2006

Type of shares to be purchased:	Common Shares of Shinsei Bank
Total number of shares to be purchased:	up to 201 million shares
Total amount of purchase price for shares:	up to ¥154 billion
Period during which Shinsei Bank's Common Shares can be purchased:	From August 1, 2006 until the time of conclusion of the 7th Shinsei Bank Annual General Meeting of Shareholders, expected to be held in June, 2007

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement Regarding Public Funds Repayment
Shinsei Bank Purchases Own Shares through ToSTNeT-2

Tokyo (Thursday, August 17, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today confirmed that, as announced on August 16, 2006, it has purchased its own shares as follows:

Type of shares purchased:	Common Shares of Shinsei Bank
Total number of shares purchased:	175,466,000 shares
Amount of purchase price:	¥753 per share
Total amount of purchase price:	¥132,125,898,000
Date of purchase:	August 17, 2006
Manner of purchase:	ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange

As announced on August 16, 2006, Shinsei Bank placed a purchase order for 200,033,000 shares through ToSTNeT-2 of the Tokyo Stock Exchange today (August 17, 2006). Due to additional orders for Shinsei Bank shares, placed through ToSTNet-2, our order resulted in the purchase of 175,466,000 shares as detailed above.

Details of the resolution for authorization of a certain facility for purchase of Shinsei Bank's Common Shares adopted at the meeting of the Board of Directors held on July 31, 2006

Type of shares to be purchased:	Common Shares of Shinsei Bank
Total number of shares to be purchased:	up to 201 million shares
Total amount of purchase price for shares:	up to ¥154 billion
Period during which Shinsei Bank's Common Shares can be purchased:	From July 31, 2006 to the closing of the 7th Annual Shareholder's Meeting, expected to be held in June , 2007

Shinsei Bank reiterates its commitment to both maintaining strong capital ratios and retaining the financial flexibility to approach the capital markets to support its growth plans. Shinsei Bank's target Tier 1 capital ratio remains at 7%-8% and the Bank also targets a share count reduction of at least 5%-6%.

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Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.




SHINSEI BANK

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Notice of Change in Holdings of Shinsei Bank Shares by Major Shareholder

Tokyo (Thursday, August 17, 2006) --- Please be informed that a change in the holdings of shares of Shinsei Bank, Limited ("Shinsei Bank") by a major shareholder (the "Change") has occurred as follows.

1. Reason for the Change

The Change is associated with the sale by The Resolution and Collection Corporation ("RCC") of its holdings of Shinsei Bank Common Shares. These Common Shares were acquired on July 31, 2006 upon RCC's request for conversion of 300 million of Shinsei Bank Series 3 Class B Preferred Shares to Shinsei Bank Common Shares. The sale was executed using ToSTNeT-2 of the Tokyo Stock Exchange on August 17, 2006.

2. Details of the Change

(1) Name of Shareholder of the Change

(i) Name	The Resolution and Collection Corporation ("RCC")
(ii) Address	46-1, Honcho 2-chome, Nakano-ku, Tokyo
(iii) Representative	Yoshihiko Okuno
(iv) Major business	Servicing (debt collection)

(2) Number of Common Shares and Voting Rights Before and After the Change
The Resolution and Collection Corporation ("RCC")

(Before: as of July 31, 2006)
Number of the voting rights (Number of common shares): 200,033 (200,033,338 shares)
Ratio of the voting rights to total voting rights: 12.89%

(After)
Number of the voting rights (Number of common shares): NIL (0 shares)
Ratio of the voting rights to total voting rights: 0%

Note:
Number of non-voting shares deducted from total outstanding common shares for calculating the ratio of the voting rights to total voting rights before the Change: 6,187,944 shares
Number of total outstanding common shares as of August 17, 2006: 1,558,570,944 shares
RCC has requested Shinsei Bank to purchase 338 shares, the shares representing any fraction of one unit of shares, (*tangen-kabu*) pursuant to Article 192 of the Corporation Act on August 16, 2006.

(3) Date of Change
August 17, 2006 (Expected settlement date: August 22, 2006)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Home Mortgage experts to expand to more branches

Tokyo (Thursday, August 31, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that from September 2006, it will increase the number of branches with home mortgage experts stationed to 18 branches, offering home mortgage customer service and consultation (transfers to be completed by October 2, 2006).

Personalized home mortgage consultation currently provided at 8 locations, Housing Loan Center Tokyo and 7 Shinsei Financial Centers will expand to 18 branches in total. With more customer contact points and a shortening of the application process, Shinsei Bank is determined to enhance a better customer experience overall.

Consequently, Housing Loan Center Tokyo will close on September 29, 2006. However, the Home Mortgage Call Center (Shinsei *PowerCall* 0120-456-515) is available for consulting 24 hours a day, 7 days a week.

Branches where home mortgage experts will be staffed.(As of October 2, 2006)

Area	Branch Name	Area	Branch Name
Tokyo	Head Office Financial Center Tokyo Financial Center* Shinjuku Financial Center Shibuya Financial Center* Shiodome SIO-SITE Financial Center* Roppongi Hills Financial Center* Meguro Financial Center* Futakotamagawa Financial Center* Kichijoji Financial Center* Hachioji Financial Center*	Kanagawa	Yokohama Financial Center
		Saitama	Omiya Financial Center
		Chiba	LaLaport Financial Center*
		Aichi	Nagoya Financial Center
		Osaka	Umeda Financial Center Umeda Platinum Center*
		Hyogo	Kobe Financial Center*
		Fukuoka	Fukuoka Financial Center

* Branches with newly staffed home mortgage experts

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 84 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of June 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Extraordinary Report dated August 17, 2006
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's purchase of its own shares through ToSTNeT-2.

Amendment Report for Shelf-Registration dated August 17, 2006
An amendment report for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report to shelf-registration thereto was filed in connection with Shinsei's purchase of its own shares through ToSTNeT-2.

Report on Purchase of Common Shares dated September 1, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in August 2006.